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FORM 8-A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ARENA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	23-2908305 (I.R.S. Employer Identification No.)
6166 Nancy Ridge Drive, San Diego, California 92121 (Address of principal executive offices, including zip code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

        Securities Act registration statement file number to which this form relates (if applicable): N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

        The Commission is respectfully requested to send copies of all notices, orders and communications to:

STEVEN W. SPECTOR, ESQ. ARENA PHARMACEUTICALS, INC. 6166 NANCY RIDGE DRIVE SAN DIEGO, CALIFORNIA 92121	ROBERT S. REDER, ESQ. MILBANK, TWEED, HADLEY & MCCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NEW YORK 10005

INFORMATION REQUIRED IN REGISTRATION STATEMENT

        The undersigned registrant hereby amends Item 1 of its Registration on Form 8-A filed on November 5, 2002 (the "Form 8-A"), by adding the information set forth below. The registrant also amends Item 2 of the Form 8-A by adding Amendment No. 1 to Rights Agreement as Exhibit 4.2.

Item 1.    Description of Registrant's Securities to be Registered.

Amendment to the Rights Agreement

        On December 24, 2003, Arena Pharmaceuticals, Inc. (the "Company") completed the private placement of $35 million of Series B-1 Convertible Preferred Stock to two institutional investors (the "Investors") pursuant to a Securities Purchase Agreement (the "Purchase Agreement"). The Company expects to use the net proceeds from the financing for working capital and general corporate purposes.

        The Series B-1 Convertible Preferred Stock is convertible into common stock of the Company (the "Common Stock") at a fixed conversion price of $7.50 per share. If not previously converted, the Company must redeem the Series B-1 Convertible Preferred Stock in five years or earlier under certain circumstances. Any such redemption may be made by the Company in cash or, if certain conditions have been met, in shares of Common Stock. Dividends on the Series B-1 Convertible Preferred Stock are payable at a rate of 4% per annum either in kind or in shares of Common Stock.

        In connection with the sale of the Series B-1 Convertible Preferred Stock, the Company issued to the Investors seven-year Warrants to purchase up to 1,486,200 shares of Common Stock at an exercise price of $10.00 per share. The Company also issued to the Investors Unit Warrants giving such Investors the right to purchase from the Company for a period of approximately 16 months, at their option, up to $11.5 million of Series B-2 Convertible Preferred Stock and additional seven-year Warrants to purchase up to 450,000 shares of Common Stock at an exercise price of $10.00 per share.

        If issued, the Series B-2 Convertible Preferred Stock would be convertible into Common Stock at a fixed conversion price, calculated as 110% of the market price of the Common Stock at the time of issuance of the Series B-2 Convertible Preferred Stock, but not less than $7.00 per share or greater than $10.00 per share. Otherwise, the Series B-2 Convertible Preferred Stock has substantially identical terms as the Series B-1 Convertible Preferred Stock, as more fully described in the Certificate of Designations relating to the Series B Convertible Preferred Stock.

        On December 24, 2003, immediately prior to the execution of the Purchase Agreement, the Company and Computershare Trust Company, Inc., as Rights Agent (the "Rights Agent"), entered into Amendment No. 1 to Rights Agreement (the "Amendment"), an amendment to the Rights Agreement dated as of October 30, 2002 (the "Rights Agreement"), between the Company and the Rights Agent. The Amendment provides, among other things, that neither the approval, execution or delivery of the Transaction Documents (as defined in the Purchase Agreement) nor the consummation of the transactions contemplated thereby, including the issuance of the Securities (as defined in the Purchase Agreement) pursuant thereto, will cause any of the purchasers to the Purchase Agreement to be deemed an Acquiring Person (as defined in the Amendment).

        A copy of the Amendment is available free of charge from the Company. This summary description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment which is filed as an exhibit hereto and incorporated herein by reference.

Item 2.    Exhibits

        The undersigned registrant hereby amends Item 2 to the Form 8-A by restating Item 2, to read as follows:

Exhibit No.	Description
4.1	Form of Rights Agreement, including the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto as Exhibits A, B and C, dated as of October 30, 2002, between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Arena Pharmaceuticals, Inc. on November 1, 2002).
4.2
Amendment No. 1 to Rights Agreement dated as of December 24, 2003 between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc., as Rights Agent (filed as Exhibit 4.1 to Arena Pharmaceuticals, Inc.'s Current Report on Form 8-K dated December 29, 2003, which exhibit is hereby incorporated by reference).

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARENA PHARMACEUTICALS, INC.

Date: December 29, 2003
	By:	/s/ JACK LIEF
	Name:	Jack Lief
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Rights Agreement, including the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto as Exhibits A, B and C, dated as of October 30, 2002, between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Arena Pharmaceuticals, Inc. on November 1, 2002).
4.2
Amendment No. 1 to Rights Agreement dated as of December 24, 2003 between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc., as Rights Agent (filed as Exhibit 4.1 to Arena Pharmaceuticals, Inc.'s Current Report on Form 8-K dated December 29, 2003, which exhibit is hereby incorporated by reference).

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits
SIGNATURES
EXHIBIT INDEX